Summary of Guaranty Contract of Maximum Amount ( the “Contract”) Entered into by and between Xiangqian Li and Shenzhen Branch, China Citic Bank (the “Creditor”) Dated May 6, 2011

Main contents:

  Guaranty Contract number: (2011) Shenyinsun Ebaozi 001;

  Main Contract number: (2011) Shenyinsun Zongzi 003

  Xiangqian Li undertakes to assume joint and several liabilities for Shenzhen BAK Battery Co., Ltd (the “Obligor”)’s indebtedness towards China Citic Bank, and the maximum amount secured is RMB 105 million.

  Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original expiry date due to default of the obligor or the guarantor).

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of the Credit Facility Agreement and relevant agreement entered into under the Credit Facility Agreement.

Headlines of the articles omitted:

  Termination and explanation

  Payment on demand

  Declaration and guaranty of Xiangqian Li

  Rights and Obligations of Xiangqian Li

  Rights and Obligations of the Creditor

  Obligations succession

  Effectiveness and Disputation settlement

  Effectiveness, modification and termination of Contract

  Validity